UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Frozen Food Express Industries, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for each of the three years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.     An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan, as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for each of the three years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 12, 13 and 14, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates to the underlying accounting and other records used to prepare the financial statements.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).  In our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Vollmering & Associates, LLP

Waters, Vollmering & Associates, LLP
Mansfield, Texas
June 25, 2012

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2011 and 2010
(Amounts in thousands)

	2011	2010
Investments (at fair value)	$13,680	$18,760
Participant notes receivable	1,261	1,462
Employee contributions receivable	120	169
Other	83	104
Total investments	15,144	20,495

Less:
Benefits payable	3,196	3,217

Net assets reflecting all investments at fair value	11,948	17,278
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5)	(10)
Net assets available for plan benefits	$11,943	$17,268

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2011, 2010 and 2009
(Amounts in thousands)

	2011	2010	2009
Investment income:
Dividend income	$266	$408	$285
Interest income	57	68	82
	323	476	367

Administration expense	(21)	(29)	(43)
Realized gain (loss)	(12)	(243)	(686)
Net unrealized appreciation (depreciation) in market value of investments	(3,797)	2,675	(350)
Employee contributions	1,172	1,291	1,470
Employer contributions	-	-	53
	(2,658)	3,694	444

Decrease in fair market value of plan benefits payable to participants	(2,990)	(3,704)	(1,830)
Net increase (decrease)	(5,325)	466	(1,019)
Net assets available for plan benefits at beginning of year	17,268	16,802	17,821
Net assets available for plan benefits at end of year	$11,943	$17,268	$16,802

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011
(Amounts in thousands)

1.           Description of the Savings Plan

The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. The Company matching contribution was suspended on April 6, 2009.  Previously it was equal to 25% of the executive contribution each pay period up to a maximum of 1% of executive salary.

Employee contributions, excluding rollovers, amounted to $1,168, $1,241 and $1,391 in 2011, 2010 and 2009, respectively.  In addition, Employer cash contributions to the Savings Plan amounted to $0, $0 and $53 in 2011, 2010 and 2009, respectively.

Eligibility - An employee who completes 90 days of employment with the employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each participant account is credited with the participant's contributions and an allocation of (a) the employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on participants' account balances, allocations of employers' contributions are based on participants' quarterly contributions.

Participant Notes Receivable - Participants may borrow from their fund accounts in an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2011, 2010 and 2009 was 4.25%. Principal and interest payments are due in substantially level amortized payments, payable not less than quarterly, through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2011, participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Committee has selected the Fischer Francis Trees & Watts (“FFT&W”) Income Plus D Fund, formerly ABN AMRO Income Plus D Fund, as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage-related securities, and money-market instruments. The Savings Committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Committee has selected the Principal LifeTime Preferred Funds as the investment vehicle for these funds.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Committee has selected the Principal Global Investors S&P 500 Index R5 Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Committee has selected the Columbus Circle Investors LargeCap Growth R5 Fund as the investment vehicle for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital appreciation by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Invesco Van Kampen Growth and Income A Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating rate.  The Savings Committee has elected the AllianceBern/CCI /Brown SmallCap Growth I R5 Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Delaware Management Company Delaware Small Cap Value A Fund as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Committee has selected the Artio Global Management, LLC  Artio International Equity A Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Common Stock Fund – the fund invests in the common stock of FFEX.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.  During 2011, 2010, and 2009 FFEX paid administrative expenses of $102, $124, and $138 respectively (in thousands).

Termination of the Plan - While the employer has not expressed any intent to discontinue its contributions, employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, participants' accounts become 100% vested.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period of time.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts - During 2011, 2010 and 2009, employer expenses were reduced by $15, $13 and $29, respectively, from forfeited non-vested accounts (in thousands).

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.           Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments – Investments are valued based on the quoted market price on the last day of the year or on contract value (Note 7).  The difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.  Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates.  Following is a description of the valuation methodologies used for assets measured at fair value.

Frozen Food Express Industries, Inc. Common Stock – Frozen Food Express Industries, Inc common stock is valued at the closing price reported on the NASDAQ Stock Market’s Global Select Market.

Mutual Funds – Mutual Funds are investment vehicles stated at fair value based on quoted market prices reported by the Trustee.

Participant Loans – Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

Risks and Uncertainties – The plan utilizes various investment instruments, including mutual funds, money market funds, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported on the financial statements.

Purchases, Sales and Dividend Income – Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.           Net Asset Values

The following table presents the net asset values of each investment fund as of December 31, 2011 and 2010:

	(amounts in thousands)
	2011		2010
Frozen Food Express Industries, Inc. Common Stock, 1,102,501 shares and 1,091,701 shares, respectively.	$1,161	(1)	$3,877	(1)
FFT&W Income Plus D Fund, 335,558 shares and 386,213 shares, respectively.	2,111	(1)	2,674	(1)
PIMCO Total Return Institutional Fund, 237,375 and 236,340 shares, respectively.	1,683	(1)	1,869	(1)
Principal Global Investors:
LifeTime Income, 12,483 shares and 7,408 shares, respectively.	101		50
LifeTime 2050, 8,065 shares and 9,052 shares, respectively.	85		101
LifeTime 2040, 27,980 shares and 30,034 shares, respectively.	305		306
LifeTime 2030, 67,534 shares and 84,149 shares, respectively.	605	(1)	849	(1)
LifeTime 2020, 97,348 shares and 103,399 shares, respectively.	833	(1)	1,103	(1)
LifeTime 2010, 16,583 shares and 22,867 shares, respectively.	144		247
Principal Global Investors S&P 500 Index R5 Fund, 129,161 shares and 132,299 shares, respectively.	813	(1)	898	(1)
Columbus Circle LargeCap Growth R5 Fund, 76,586 shares and 87,257 shares, respectively.	471		658
Invesco Van Kampen Growth & Income A Fund, 57,126 shares and 66,509 shares, respectively.	828	(1)	1,048	(1)
Artio International Equity A Fund, 38,557shares and 43,749 shares, respectively.	645	(1)	1,013	(1)
AllianceBern/CCI/Brown SmallCap Growth I R5 Fund, 55,835 shares and 62,298 shares, respectively.	478		620
Delaware Small Cap Value A Fund, 15,284 shares and 15,983 shares, respectively.	419		493
	$10,682		$15,806

Computational notes:
(1)	Investments that represent 5 percent or more of the fair value of the Plan’s net assets available for benefit.

During 2011, the Savings Plan's investments decreased in value by $5,124 as follows:

(amounts in thousands)
Appreciated/(Depreciated)
Investments in Registered Investment Companies	$(1,845)
Frozen Food Express Industries, Inc. Common Stock	(2,716)
FFT&W Income Plus Stable Value Fund	(563)
$(5,124)

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2011, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value by $3,809 as follows:

(amounts in thousands)
Appreciate/(Depreciated)
Investments in Registered Investment Companies	$(511)
Frozen Food Express Industries, Inc. Common Stock	(3.325)
FFT&W Income Plus Stable Value Fund	27
$(3,809)

4.           Income Tax Status

On January 25, 2012, the Savings Plan was submitted to the Internal Revenue Service requesting a determination that the plan continues to constitute a qualified plan which is exempt for taxation under sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended. The plan obtained its latest determination letter on January 8, 2008, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expect to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.             Plan Amendment

On December 21, 2011, the  Fifth Amendment to our Savings Plan was approved by the Board of Directors of FFEX to comply with the requirements of the Heroes Earnings and Assistance Relief Tax Act of 2008 (“HEROES  Act”) (dealing with individuals called to active duty in the military, effective January 1, 2009, and the Worker, Retiree, and Employer Recovery Act of 2008(“WRERA”) (allowing a suspension of the minimum required distribution rules for 2009), effective January 1, 2009.

 6.           Fair Value Measurements

FASB Accounting Standard Codification Topic 820-10, Board Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities
•
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011 and 2010, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	(amounts in thousands)
	Fair Value Measurements as of December 31, 2011 Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$9,908	$-	$-	$9,908
Frozen Food Express Industries, Inc. Common Stock	1,422	-	-	1,422
FFT&W Income Plus Stable Value Fund	-	1,915	435	2,350
Total	$11,330	$1,915	$435	$13,680

	(amounts in thousands)
	Fair Value Measurements as of December 31, 2010 Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$11,264	$-	$-	$11,264
Frozen Food Express Industries, Inc. Common Stock	4,814	-	-	4,814
FFT&W Income Plus Stable Value Fund	-	2,495	187	2,682
Total	$16,078	$2,495	$187	$18,760

The following tables reconcile the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) of the FFT&W Income Plus Stable Value Fund’s guaranteed income contracts (GIC) for the years ended December 31, 2011 and 2010:

	(amounts in dollars)
	Traditional GIC’s	Wrapper Contracts	Total
Balance as of December 31, 2010	$182,441	$4,581	$187,022
Change in unrealized appreciation	(3,475)	-	(3,475)
Purchases	295,220	-	295,220
Sales and maturities	(43,511)	-	(43,511)
Change in wrapper value	-	(256)	(256)
Balance as of December 31, 2011	$430,675	$4,325	$435,000

	(amounts in dollars)
	Traditional GIC’s	Wrapper Contracts	Total
Balance as of December 31, 2009	$223,586	$4,563	$228,149
Change in unrealized appreciation	3,740	-	3,740
Purchases	31,794	-	31,794
Sales and maturities	(76,679)	-	(76,679)
Change in wrapper value	-	18	18
Balance as of December 31, 2010	$182,441	$4,581	$187,022

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Savings Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies are valued using quoted market prices, as all have active markets.
•	The Frozen Food Express Industries, Inc. Common Stock and is valued using the quoted market prices on the Nasdaq Stock Market’s Global Select Market under the symbol: FFEX.
•
The FFT&W Income Plus Stable Value Fund invests in guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions as well as debt or equity securities. In this fund, GICs are wrapper contracts used to mitigate the risk that the interest crediting rate does not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal of accrued interest.

7.           Investment Contract within FFT&W Income Plus Stable Value Fund

In 2007, the Plan entered into a benefit-responsive investment contract with FFT&W Income Plus Stable Value Fund.  The Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and enters into wrapper contracts with underlying securities to create synthetic GICs.  The contract is included in the financial statements at contract value as reported to the plan by FFT&W.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Contract value, as reported to the Plan by FFT&W, represents principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2011 and 2010 was ($5) and ($10), respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the Plan’s ability to transact at contract value with FFT&W.  These events include termination of participating plans, or a material adverse change to the provision of participating plans.  The plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are occurring.

Certain events are permitted for the issuer to initiate contract terminations.  These events include the uncured loss of a participating plan’s tax qualified status, uncured material breaches of wrap contract by the Fund, or material and adverse changes to the provisions of the Fund.

	2011	2010
Average Yields:
Ratio of year-end market value yield to investments (at fair value)	1.85%	2.60%
Ratio of year-end crediting rate to investments (at fair value)	1.40%	2.19%

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.           New Accounting Pronouncements

Adoption of New Accounting Standards

For the year ended December 31, 2011, the Plan adopted the final provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU")  No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) -Fair  Value Measurements and Disclosures ("ASU 2010-06").  This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and  settlements in the  reconciliation of  activity  within  Level 3; (c)  the use of  judgment  in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06  was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about  purchases, sales,  issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the final provisions of ASU 2010-06 did not have a material impact on the Plan's financial statements.

Future Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended FASB Accounting Standard Codification Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820") to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. ASU 20 11-04 clarifies the application of existing fair value measurement requirements, and modifies certain principals and requirements contained in ASC Topic 820. ASU 2011-04 also requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect of ASU 2011-04 on the Plan's financial statements for the annual periods beginning after December 15, 2011.

9.           Subsequent Events

 The Plan has evaluated subsequent events after the Statement of Net Assets date of December 31, 2011, and determined the following subsequent events:

On January 25, 2012, the Board of Directors of FFEX approved the restatement of the Savings Plan, to incorporate all five prior amendments, deleted the Roth Savings Contributions provisions (since they were never implemented) and provided for pass-through voting of Company Stock Fund shares (identical to how the voting is handled for ESOP Shares). The Plan is not aware of any other subsequent events that would require recognition or disclosure in the consolidated financial statements.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2011
(Amounts in thousands)

	(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost	(d) Current Fair Value
*	Frozen Food Express Industries, Inc. Common Stock	1,103	$4,677	$1,422
	FFT&W Income Plus D Fund	336	2,204	2,350
	PIMCO Total Return Institutional Fund	237	2,565	2,580
	Principal Global Investors:
	LifeTime Income	12	134	133
	LifeTime 2050	8	83	86
	LifeTime 2040	28	315	311
	LifeTime 2030	68	770	747
	LifeTime 2020	97	1,129	1,093
	LifeTime 2010	17	186	182
	Principal Trust Company S&P 500 Index Fund	129	1,016	1,148
	Columbus Circle LargeCap Growth R5 Fund	77	591	603
	Invesco Van Kampen Growth & Income A Fund	57	1,067	1,061
	Artio International Equity A Fund	39	1,231	852
	AllianceBern/CCI/Brown Small Cap Growth I R5 Fund	56	478	559
	Delaware Small Cap Value A Fund	15	517	553
			16,963	13,680
	Loans to Participants	Interest bearing notes at 4.25%-9.25%	$-	$1,261

*    Party-in-interest to the Savings Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2011
(Dollars in thousands)

(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost	(d) Proceeds
Frozen Food Express Industries, Inc. Common Stock Fund	146,125	$644	$441

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2011
(Dollars in thousands)

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost	(h) Market Value	(i) Net Gain or (Loss)
Frozen Food Express Industries, Inc. *	Common Stock	156,924	$374	$202	$(172)
FFT&W	Stable Value	128,496	894	898	4
PIMCO	Intermediate Bond	62,431	685	679	(6)
Principal	LifeTime Income	8,081	87	86	(1)
Principal	LifeTime 2050	2,308	26	24	(2)
Principal	LifeTime 2040	10,231	120	114	(6)
Principal	LifeTime 2030	16,957	196	188	(8)
Principal	LifeTime 2020	25,284	297	284	(13)
Principal	LifeTime 2010	4,455	50	49	(1)
Principal	Stock Index R5	20,678	190	163	(27)
Columbus Circle	LargeCap Growth	17,514	146	138	(8)
InvescoVan Kampen	LargeCap Value	11,751	226	218	(8)
AllianceBern/CCI/Brown	SmallCap Value	18,323	196	183	(13)
Delaware Management	SmallCap Value	3,557	137	129	(8)
Artio	International Stock	9,601	260	212	(48)

*    Party-in-interest to the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401(k) Savings Plan

Date: June 25, 2012	/s/ S. Russell Stubbs Name: S. Russell Stubbs Title: Chairman of Savings Plan Committee